

Mail Stop 3720

April 23, 2006

Via U.S. Mail
Mr. Steve Turcotte
Chief Executive Officer and Principal Accounting Officer
Emission Differentials Ltd.
101, 435-4th Avenue SW
Calgary, Alberta T2T 3A8

   RE: **Emission Differentials Ltd.**
      Form 20-F/A for Fiscal Year Ended April 30, 2006
      Filed April 20, 2007
      File No. 0-51778

Dear Mr. Turcotte:

   The Division of Corporation Finance has completed its review of your Form 20-F/A and does not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director